Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Fourth Quarter and Full Year 2016 Results

Achieved full year business strategic revenue(1) growth of 19 percent

Grew full year consumer strategic revenue(1) by 5 percent

Increased Hawaiian Telcom TV subscribers by 16 percent in 2016

Completed the Targeted Consumer Fiber Build Program with 202,000 Homes on Oʻahu

HONOLULU (Tuesday, March 14, 2017) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for the fourth quarter and full year 2016.  The highlights are as follows:

•	Revenue was $96.8 million for the fourth quarter and $393.0 million for full year 2016:
▪

Business strategic revenue rose 6.0 percent and 18.8 percent year-over-year for the fourth quarter and full year 2016, respectively, driven by strong growth in data services revenue, and data center and cloud services revenue.

▪	Consumer strategic revenue increased 1.5 percent and 4.8 percent year-over-year for the fourth quarter and full year 2016, respectively, primarily due to solid growth in video services revenue.
▪	Added nearly 1,800 Hawaiian Telcom TV subscribers during the fourth quarter, ending 2016 with approximately 41,600 subscribers, increasing penetration of households enabled to 20.6 percent.
▪	Enabled 1,000 households with fiber in the fourth quarter, completing the targeted consumer fiber build program with a robust inventory of 202,000 fiber-connected homes on Oʻahu.
•	Adjusted EBITDA(2) was $28.5 million for the fourth quarter and $116.0 million for the full year 2016.
•	Generated fourth quarter 2016 net loss of $0.2 million, or $0.02 per diluted share and full year 2016 net income of $1.1 million, or $0.10 per diluted share.

“2016 was a year of significant milestones and growth for Hawaiian Telcom,” said Scott K. Barber, Hawaiian Telcom’s president and CEO.  “Over the past six years, we have invested aggressively in fiber and systems, which has transformed our network, our products and services, and our growth profile.  Compared to just three years ago, our combined consumer and business strategic revenue has grown 66 percent, while revenue from Hawaiian Telcom TV, our five-year-old IPTV product, more than tripled.  We have made tremendous strides toward our vision of becoming the number one service provider of innovative fiber-based communication, information and entertainment solutions to the people and businesses of Hawaiʻi.

“Today, more than 200,000 homes on Oʻahu, nearly 7,000 businesses, 1,100 commercial buildings and 500 cell towers throughout the state are fiber-enabled for our next-generation broadband services.  And in just a few months, the SEA-US undersea fiber cable, which we are a co-owner and operator, is expected to go into service, allowing us to participate in the growing demand for trans-Pacific bandwidth.  Demand for broadband capacity and IP services is expected to grow exponentially in the coming years.  With the strategic investments we’ve made in our fiber network and systems, we are poised to leverage the foundation we’ve built and take advantage of the opportunities that these investments have created for our company and our community today and into the future.

“Moving forward, we will continue to focus our efforts on increasing penetration of IP-based products and services, launching new next-generation products and services focused on customer solutions, and improving operational and cost efficiencies with the ultimate goal of growing revenue, generating sustainable cash flow and increasing value for our shareholders.  To that end, we recently took advantage of favorable market conditions to successfully execute a new delayed draw credit agreement, which not only reduces our effective interest rate but also allows for more flexibility, including our ability to implement shareholder friendly actions.

“I am excited about what lies ahead and I am confident in our team’s ability to successfully execute our plan and to anchor our position as Hawaiʻi’s Technology Leader,” concluded Barber.

Fourth Quarter 2016 Results

Fourth quarter revenue was $96.8 million, compared to $99.2 million in the fourth quarter of 2015.  The revenue increase in the quarter, primarily driven by strong growth in consumer video and business data (broadband) services, was offset by declining revenue in legacy voice and low-bandwidth Internet services.  Adjusted EBITDA was $28.5 million, a decrease of $0.8 million year-over-year.

For the fourth quarter, the Company generated net loss of $0.2 million, or $0.02 per diluted share, compared to net loss of $0.4 million, or $0.04 per diluted share in the fourth quarter of 2015.  The improvement was primarily due to lower overtime and contractor costs and increased labor efficiencies during the quarter.

Business Revenue

Fourth quarter business revenue totaled $44.4 million, consistent with the fourth quarter of 2015.  Excluding the nonrecurring revenue associated with a large one-year government agency contract recognized in the fourth quarter of 2015, total business revenue for fourth quarter 2016 would have increased 1.7 percent year-over-year.  Data services revenue increased 6.2 percent year-over-year as customer demand for high-bandwidth IP-based data services such as Ethernet, Dedicated Internet Access, high-bandwidth fiber Internet and BVoIP continued to rise.  One of the measures of this trend is the increase in BVoIP lines, which grew 14.0 percent year-over-year to approximately 19,100 lines, offsetting a third of total legacy voice access line decline.

Revenue from data center services grew 5.3 percent year-over-year for the fourth quarter, driven by increased sales of network services and security solutions.

To support the growing demand for bandwidth and cloud adoption, the Company deployed its fiber GPON technology to further leverage its next-generation network to 1,100 small business addresses, providing customers access to 1 Gigabit Internet service.  This brings Hawaiian Telcom’s total fiber-GPON-enabled business addresses to 6,800 at the end of 2016.

Fourth quarter business strategic revenue increased 6.0 percent year-over-year and now represents 38 percent of total reported business revenue, compared to 36 percent in the same period a year ago, and 33 percent in the same period two years ago.  Revenue increases from business strategic services and equipment and related services offset the year-over-year decline in business legacy voice services.

Consumer Revenue

Fourth quarter consumer revenue totaled $35.1 million, compared to $36.3 million in the fourth quarter of 2015.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth fiber Internet services was more than offset by the year-over-year revenue decline in consumer legacy voice and low-bandwidth copper Internet services.  Fourth quarter consumer strategic revenue increased 1.5 percent year-over-year and now represents half of total consumer revenue, up from 48 percent in the same period a year ago, and 42 percent in the same period two years ago.

Hawaiian Telcom TV continued to be the driver of revenue growth in the consumer channel.  Video services revenue grew a solid 15.9 percent year-over-year to $10.7 million for the quarter and has become a $43 million and growing annualized revenue stream.  Video subscribers grew 15.8 percent during the same period and the Company ended 2016 with approximately 41,600 subscribers in service.  During the fourth quarter, 1,000 additional households were fiber-enabled, increasing the total number of households enabled to 202,000 with 63 percent of those households capable of utilizing fiber-to-the-premise technology.  This brings the Company’s targeted consumer fiber build program to its conclusion.  Hawaiian Telcom TV penetration of households enabled increased to 20.6 percent at the end of 2016, up from 18.9 percent at the end of 2015.

Internet services revenue declined $1.2 million from the same period a year ago primarily due to continued promotional pricing.  The Company ended 2016 with approximately 91,100 Internet subscribers and customer adoption of higher speed offerings has continued to grow.  The number of customers on 21 Mbps to 1 Gbps speeds increased by 20 percent over the last year and 57 percent over the last two years.  The number of triple-play customers increased 6.2 percent year-over-year and our Internet attachment rate continues to be high.  As of December 31, 2016, approximately 95 percent of all video subscribers had double- or triple-play bundles with Internet.

Wholesale Revenue

Fourth quarter wholesale revenue totaled $13.3 million, compared to $14.1 million in the fourth quarter 2015.  The revenue growth in wholesale high-bandwidth Ethernet services on multi-year contracts was more than offset by the revenue decline from certain wholesale customers disconnecting low-bandwidth, less efficient legacy circuits on month-to-month service, as well as reduction in rates for certain wireless carriers in exchange for extended terms.

Operating Expenses

Operating expenses, exclusive of non-cash and special items which we exclude from our Adjusted EBITDA calculation, decreased $1.6 million year-over-year to $68.3 million in the fourth quarter.  The decrease was primarily due to lower labor overtime and contractor costs, lower electricity costs, and results from a number of other cost savings initiatives.  These decreases were partially offset by higher direct cost of services related to video from rising content costs and increasing numbers of subscribers.

Full Year 2016 Results

Revenue was $393.0 million, consistent with the prior year, as increases driven by growth from video, high-bandwidth Internet, and IP-based business services were offset by revenue declines from legacy voice and low-bandwidth Internet services.  Adjusted EBITDA was $116.0 million, compared to $119.5 million in 2015.  Net income for the full year 2016 was $1.1 million, or $0.10 per diluted share, consistent with 2015 full year net income and earnings per diluted share.

Capital Expenditures and Liquidity

For the full year 2016, capital expenditures totaled $97.8 million, $1.2 million lower compared to 2015 total capital expenditures.  Approximately 83 percent of 2016 total capital expenditures was directed towards growth and expansion initiatives, which include payments on the trans-Pacific cable system, spending on enabling homes and fiber-to-the-business, Connect America Fund build out, as well as success-based spending to support the growth of the Company’s next-generation services.

At the end of 2016, the Company had $15.8 million in cash and cash equivalents compared to $30.3 million at the end of 2015.  The use of cash is primarily related to higher levels of expansion-related and success-based capital expenditures.  Net Debt(3) was $268.9 million, resulting in a Net Leverage Ratio(4) as of December 31, 2016 of 2.3x.  Levered Free Cash Flow(5)  for full year 2016 was $4.4 million.

Conference Call

The Company will host a conference call to discuss its fourth quarter and full year 2016 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Tuesday, March 14, 2017.  The accompanying slide presentation will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com prior to the call.

To access the call, participants should dial (877) 456-0428 (US/Canada), or (615) 247-0082 (International) ten minutes prior to the start of the call and provide conference ID 72938887.

A live webcast of the conference call will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 5:00 p.m. (Eastern Time) March 21, 2017.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering passcode 72938887.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2016 Annual Report on Form 10-K. The information contained in this release is as of March 14, 2017. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s Technology Leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.  Business strategic revenue, as defined by the Company, includes data services and data center services revenues.  Data services include Dedicated Internet Access, Ethernet and other business data services, business Internet, and BVoIP.  Data center services include physical colocation, virtual colocation, network services, security, cloud services, and various related telephony services.

(2)  Adjusted EBITDA is a non-GAAP measure defined by the Company as Net Income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss and other special items.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the table distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2016	2015	2014
Operating revenues	$392,963	$393,413	$390,739
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	165,835	162,474	166,280
Selling, general and administrative	118,420	123,798	115,974
Depreciation and amortization	89,916	87,879	78,014
Total operating expenses	374,171	374,151	360,268
Operating income	18,792	19,262	30,471
Other income (expense):
Interest expense	(17,095)	(16,786)	(16,496)
Interest income and other	—	(19)	34
Total other expense	(17,095)	(16,805)	(16,462)
Income before income tax provision	1,697	2,457	14,009
Income tax provision	591	1,357	5,910
Net income	$1,106	$1,100	$8,099
Net income per common share -
Basic	$0.10	$0.10	$0.76
Diluted	$0.10	$0.10	$0.72
Weighted average shares used to compute net income per common share -
Basic	11,503,296	10,977,341	10,591,351
Diluted	11,555,997	11,386,303	11,308,051

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$15,821	$30,312
Receivables, net	33,377	32,736
Material and supplies	8,090	8,499
Prepaid expenses	4,093	4,068
Other current assets	7,229	2,102
Total current assets	68,610	77,717
Property, plant and equipment, net	595,997	579,107
Intangible assets, net	32,728	34,828
Goodwill	12,104	12,104
Deferred income taxes, net	92,171	89,896
Other assets	2,311	6,043
Total assets	$803,921	$799,695
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	53,506	44,841
Accrued expenses	15,293	14,491
Advance billings and customer deposits	15,013	17,551
Other current liabilities	6,327	5,932
Total current liabilities	93,139	85,815
Long-term debt	281,699	283,046
Employee benefit obligations	105,930	104,597
Other liabilities	18,239	18,538
Total liabilities	499,007	491,996
Commitments and contingencies (Note 13)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,513,279 and 11,466,398 shares issued and outstanding at December 31, 2016 and 2015, respectively	115	115
Additional paid-in capital	179,958	178,019
Accumulated other comprehensive loss	(35,218)	(29,388)
Retained earnings	160,059	158,953
Total stockholders’ equity	304,914	307,699
Total liabilities and stockholders’ equity	$803,921	$799,695

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	For the Year Ended
	December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income	$1,106	$1,100	$8,099
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89,916	87,879	78,014
Deferred financing amortization	2,068	1,922	1,855
Employee retirement benefits	(8,103)	(3,634)	(12,078)
Provision for uncollectible receivables	4,031	3,648	3,590
Stock based compensation	2,303	1,584	4,174
Deferred income taxes	1,332	1,958	6,851
Changes in operating assets and liabilities:
Receivables	(4,672)	(3,722)	(1,731)
Material and supplies	409	838	(386)
Prepaid expenses and other current assets	(153)	9	(104)
Accounts payable and accrued expenses	3,935	(9,973)	3,882
Advance billings and customer deposits	(1,038)	8,565	(1,436)
Other current liabilities	(344)	(759)	(296)
Other	(702)	1,181	56
Net cash provided by operating activities	90,088	90,596	90,490
Cash flows from investing activities:
Capital expenditures	(97,841)	(99,034)	(96,706)
Proceeds on sale of investments	—	805	463
Net cash used in investing activities	(97,841)	(98,229)	(96,243)
Cash flows from financing activities:
Proceeds from exercise of warrant	—	6,870	—
Proceeds from installment financing	2,155	2,780	4,336
Repayment of capital lease and installment financing	(3,341)	(4,217)	(3,179)
Repayment of debt	(3,000)	(3,000)	(3,000)
Refinancing and loan amendment costs	(688)	(150)	—
Taxes paid related to net share settlement of equity awards	(364)	(948)	(1,520)
Net cash provided by (used in) financing activities	(5,238)	1,335	(3,363)
Net change in cash, cash equivalents and restricted cash	(12,991)	(6,298)	(9,116)
Cash, cash equivalents and restricted cash, beginning of period	34,137	40,435	49,551
Cash, cash equivalents and restricted cash, end of period	$21,146	$34,137	$40,435

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

	For the Year Ended
	December 31,		Change
	2016	2015	Amount	Percentage
Business
Data services	$59,363	$49,327	$10,036	20.3%
Voice services	87,136	93,722	(6,586)	(7.0)%
Data center services	12,435	11,094	1,341	12.1%
Equipment and managed services	21,729	20,546	1,183	5.8%
	180,663	174,689	5,974	3.4%
Consumer
Video services	40,558	33,666	6,892	20.5%
Internet services	28,993	32,687	(3,694)	(11.3)%
Voice services	73,388	79,273	(5,885)	(7.4)%
	142,939	145,626	(2,687)	(1.8)%
Wholesale carrier data	53,664	56,430	(2,766)	(4.9)%
Other	15,697	16,668	(971)	(5.8)%
	$392,963	$393,413	$(450)	(0.1)%

	For the Year Ended
	December 31,		Change
	2015	2014	Amount	Percentage
Business
Data services	$49,327	$44,832	$4,495	10.0%
Voice services	93,722	98,936	(5,214)	(5.3)%
Data center services	11,094	10,737	357	3.3%
Equipment and managed services	20,546	19,324	1,222	6.3%
	174,689	173,829	860	0.5%
Consumer
Video services	33,666	23,810	9,856	41.4%
Internet services	32,687	31,024	1,663	5.4%
Voice services	79,273	87,263	(7,990)	(9.2)%
	145,626	142,097	3,529	2.5%
Wholesale carrier data	56,430	57,771	(1,341)	(2.3)%
Other	16,668	17,042	(374)	(2.2)%
	$393,413	$390,739	$2,674	0.7%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
Net income (loss)	$(214)	$(435)	$1,106	$1,100
Income tax provision (credit)	(302)	153	591	1,357
Interest expense and other income and expense, net	4,216	4,169	17,095	16,805
Operating income	3,700	3,887	18,792	19,262
Depreciation and amortization	22,437	22,107	89,916	87,879
Non-cash stock and other performance-based compensation	641	497	2,946	1,584
SystemMetrics earn-out	105	64	765	258
Pension settlement loss	791	1,722	1,277	8,088
Other special items	826	1,045	2,287	2,464
Adjusted EBITDA	$28,500	$29,322	$115,983	$119,535

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow

(Unaudited, dollars in thousands)

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
Adjusted EBITDA	$28,500	$29,322	$115,983	$119,535
Cash interest expense	(3,768)	(4,944)	(13,706)	(16,178)
Capital expenditures	(19,507)	(22,302)	(97,841)	(99,034)
Levered Free Cash Flow	$5,225	$2,076	$4,436	$4,323

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of December 31, 2016	$284,699
Less cash on hand	(15,821)
Total net debt as of December 31, 2016	$268,878

LTM Adjusted EBITDA as of December 31, 2016	$115,983
Net leverage ratio as of December 31, 2016	2.3	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

				2016 vs 2015		2015 vs 2014
	December 31,			Change		Change
	2016	2015	2014	Number	Percentage	Number	Percentage
Business
Data lines	19,596	20,081	19,589	(485)	(2.4)%	492	2.5%
BVoIP lines	19,091	16,749	12,898	2,342	14.0%	3,851	29.9%
Voice access lines	160,829	168,058	175,636	(7,229)	(4.3)%	(7,578)	(4.3)%

Consumer
Video subscribers	41,557	35,876	28,124	5,681	15.8%	7,752	27.6%
Internet lines	91,089	93,002	92,875	(1,913)	(2.1)%	127	0.1%
Voice access lines	135,363	151,996	169,488	(16,633)	(10.9)%	(17,492)	(10.3)%
Homes enabled for video	202,000	190,000	160,000	12,000	6.3%	30,000	18.8%